UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Ocera Therapeutics, Inc.

(Name of Subject Company)

Ocera Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67552A108

(CUSIP Number of Class of Securities)

Ocera Therapeutics, Inc.

555 Twin Dolphin Drive, Suite 615

Redwood City, California 94065

(650) 475-0150

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Mitchell S. Bloom, Esq.

Daniel Lang, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Ocera Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by MEH Acquisition Co. (“Purchaser”), a Delaware corporation and direct wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and an indirect wholly-owned subsidiary of Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, to purchase all of the Company’s outstanding shares, par value $0.00001 per share (the “Shares”), at an offer price of (i) $1.52 per Share, net to the holder in cash, plus (ii) one non-transferrable contingent value right per Share, which represents the contractual right to receive one or more payments in cash currently estimated to be up to $2.58 in the aggregate, contingent upon the achievement of certain milestones under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent, and for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer, without interest (subject to limited exceptions specified in the CVR Agreement) and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Mallinckrodt, Purchaser and Parent with the SEC on November 9, 2017. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph on page 47 of the Schedule 14D-9 after the first paragraph under the heading “Annual and Quarterly Reports”.

“Litigation

On November 17, 2017, Anthony Franchi, alleging himself to be a stockholder of the Company, filed a putative class action complaint in the United States District Court for the Northern District of California, captioned Anthony Franchi v. Ocera Therapeutics, Inc. et al., Case No. 3:17-cv-06636 (the “Franchi Complaint”) against the Company, all members of the Board, Mallinckrodt, Purchaser, and Parent. Among other things, the Franchi Complaint alleges that Defendants misrepresented and/or omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Franchi Complaint alleges that the members of the Board and Mallinckrodt acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Franchi Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, an order directing the Company to file a solicitation statement that does not contain any untrue statement of material fact and states all material facts required in order to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder and an award of costs, including attorneys’ fees and experts’ fees. Similar cases may also be filed in connection with the proposed merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 20, 2017

Ocera Therapeutics, Inc.

By:	/s/ Michael Byrnes
	Name:	Michael Byrnes
	Title:	Chief Financial Officer and Treasurer

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